Exhibit 99.2

TH International Limited

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: THCH)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 20, 2024, Beijing Time

(or any adjournment(s) or postponement(s) thereof)

Notice is hereby given the extraordinary general meeting of shareholders (the “EGM”) of TH International Limited (the “Company”) will be held at 10 P.M. on December 20, 2024, Beijing time (9 A.M. on December 20, 2024, U.S. Eastern time) at 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China, 200003, for the purpose of considering and, if thought fit, passing and approving the following resolution:

Proposal: Share Consolidation

By ordinary resolutions that:

(i)	with effect from 5 P.M. on December 31, Eastern time:

(a)	every five (5) ordinary shares with a par value of US$0.00000939586994067732 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) ordinary share (each a “Consolidated Ordinary Share”) with a par value of US$0.0000469793497033866 and every five (5) shares with a par value of US$0.00000939586994067732 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with memorandum and articles of association of the Company in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) share (together with the Consolidated Ordinary Shares, the “Consolidated Shares”) with a par value of US$0.0000469793497033866 (together, the “Share Consolidation”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the second amended and restated memorandum and articles of association of the Company currently in effect (the “M&A”); and

(b)	as a result of the Share Consolidation, the authorized share capital of the Company shall be changed

FROM US$5,000 divided into 500,000,000 ordinary shares with a nominal or par value of US$0.00000939586994067732 each and 32,148,702.73519 shares with a nominal or par value of US$0.00000939586994067732 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with memorandum and articles of association of the Company

TO US$5,000 divided into 100,000,000 ordinary shares with a nominal or par value of US$0.0000469793497033866 each and 6,429,740.547038 shares with a nominal or par value of US$0.0000469793497033866 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with memorandum and articles of association of the Company;

(iii)	any one or more of Directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation;

(iv)	the Company’s registered office provider be instructed to make all necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Share Consolidation; and

(v)	the Company’s share registrar and/or transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

The Share Consolidation will require approval by ordinary resolution, being a resolution passed by a simple majority of the Shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

By order of the Board

/s/ Peter Yu
Chairman

Dated: November 29, 2024

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104, Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2.	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3.	A form of proxy for use at the EGM is enclosed. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”), under cover of Form 6-K. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China, 200003, Attention: Peter Yu, or send copies of the foregoing by email to IR@timschina.com marked for the attention of Proxy Operation, as soon as possible and in any event not later than 11:59 P.M. on December 17, 2024, Eastern time, for the holding of the EGM or adjourned EGM in accordance with the Current M&A of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5.	A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6.	One or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy and entitled to vote at the EGM shall form a quorum.

7.	In accordance with Article 73 of the Current M&A of the Company, the chairman, if any, of Directors shall preside as chairman at every general meeting of the Company. The current chairman of the Board is Peter Yu, thus he shall preside as the chairman of the EGM.

8.	In accordance with Article 169 of the Current M&A of the Company, the Company has established the close of business on November 22, 2024, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof.

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